

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 14, 2008

Sarit Mor
President
Silverton Adventures, Inc.
5070 Arville Street # 7
Las Vegas, Nevada 89118

> Re: Silverton Adventures, Inc.
> Amendment No. 1 to Registration Statement on Form S-1
> Filed October 29, 2008
> File No. 333-153626

Dear Ms. Mor:

We have reviewed your responses to the comments in our letter dated October 14, 2008 and have the following additional comments.

<u>Background of Directors, Executive Officers, Promoters and Control Persons, page 23</u>

1. We note your response to our prior comment 2 and reissue in part. Please revise to remove the marketing language from your discussion of Ms. Frasier-Smith's experience. For example, revise to remove your reference to her "driving achievement of the highest priority," and that she is a "key element to any company's strategic and tactical efforts." The disclosure should focus on the information required in Item 401(e) of Regulation S-K. Please also disclose when Ms. Frasier-Smith started working in her current position for Wal-Mart.

<u>Part II, Item 15 – Recent Sales of Unregistered Securities</u>

2. We note that on or about May 31, 2006 Ms. Mor was issued stock for expenses she paid on behalf of the company. Please revise to disclose the dollar amount of the expenses she paid, and thus the consideration for the 2,100,000 shares received for such payment. Refer to Item 701(c) of Regulation S-K.

3. We note your response to our prior comment 4 and reissue in part. As to any securities sold otherwise than for cash, state the "nature" of the transaction, which should include a brief reference to the nature or type of services rendered as consideration for the shares. In addition to disclosing the per share value of the

services received, please also disclose the aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc:　　Via Facsimile (626) 335-7750
　　　　R.V. Brumbaugh, Esq.